UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 22, 2022

TAILWIND ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39489	85-1288435
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1545 Courtney Ave Los Angeles, CA	90046
(Address of principal executive offices)	(Zip Code)

(646) 432-0610

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Common Stock, $0.0001 par value, and one half of one redeemable warrant	TWND.U	NYSE American
Class A Common Stock included as part of the units	TWND	NYSE American
Redeemable Warrants included as part of the units, each whole warrant exercisable for one Class A Common Stock at an exercise price of $11.50	TWND WS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry Into A Material Definitive Agreement.

This Current Report on Form 8-K, or this report, provides a summary of certain amendments entered into in connection with the previously disclosed Business Combination Agreement by and among Tailwind Acquisition Corp., a Delaware corporation (“Tailwind”), Compass Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Tailwind (“Merger Sub”), and Nuburu, Inc., a Delaware corporation (“Nuburu”), dated as of August 5, 2022 and filed as Exhibit 2.1 to Tailwind’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2022 (the “Business Combination Agreement” and the transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Amendment to Sponsor Support Agreement

As previously disclosed in the Current Report on Form 8-K filed by Tailwind with the SEC on September 9, 2022, Tailwind incurred a loan (the “Sponsor Loan”) in the form of an unsecured promissory note in the principal amount of up to $750,000, issued to Tailwind Sponsor LLC (the “Sponsor”), relating to the special meeting of stockholders of Tailwind held on September 7, 2022 to amend Tailwind’s certificate of incorporation to extend the date by which Tailwind has to consummate a business combination. On November 22, 2022, Tailwind, Nuburu and the Sponsor entered into an amendment (the “Amendment to Sponsor Support and Forfeiture Agreement”) to that certain Sponsor Support and Forfeiture Agreement, dated August 5, 2022, by and between Tailwind, Nuburu and the Sponsor (the “Sponsor Support and Forfeiture Agreement”). The Amendment to Sponsor Support and Forfeiture Agreement amends the original Sponsor Support and Forfeiture Agreement to, among other things, (a) update the definition of “Expense Excess Shares” to increase the denominator from $5,500,000 to $6,000,000; and (b) clarify that the Sponsor would not forfeit shares by virtue of Tailwind’s incurrence of the Sponsor Loan. The amendments set forth in the Amendment to Sponsor Support and Forfeiture Agreement will be effective immediately following the closing of the Business Combination.

Amendment to Amended and Restated Registration Rights and Lock-up Agreement

On November 2, 2022, Tailwind and certain other parties entered into an amendment (the “Amendment to Registration Rights and Lock-Up Agreement”) to that certain Amended and Restated Registration Rights and Lock-Up Agreement, dated August 5, 2022, by and among Tailwind and the Holders (as defined therein) (the “Registration Rights and Lock-Up Agreement”). The Amendment to Registration Rights and Lock-Up Agreement amends the original Registration Rights and Lock-Up Agreement to, among other things, (a) exclude from the definition of “Restricted Securities” shares of Tailwind’s securities transferred in connection with the repayment of such loans to those individuals from whom the Sponsor borrowed funds in connection with the Sponsor Loan; (b) expand the definition of “Original Holder” to include those individuals from whom the Sponsor borrowed funds in connection with the Sponsor Loan; (c) expand the scope of “Permitted Transfers” to include any Common Stock to be issued to the Anzu Holders at the Effective Time as merger consideration pursuant to the Business Combination Agreement (each as defined in the Registration Rights and Lock-Up Agreement); and (d) make such other amendments as set forth in the Amendment to Registration Rights and Lock-Up Agreement. The amendments set forth in the Amendment to Registration Rights Agreement will be effective immediately following the closing of the Business Combination.

Amendment to Preferred Stock Sale Option Agreement

On November 22, 2022, Tailwind and certain other parties entered into an amendment (the “Amendment to Preferred Stock Sale Option Agreement”) to that certain Preferred Stock Sale Option Agreement, dated August 5, 2022, by and among Tailwind and the Holders (as defined therein) (the “Preferred Stock Sale Option Agreement”). The Amendment to Preferred Stock Sale Option Agreement amends the parties to the original Preferred Stock Sale Option Agreement, which such amendment will be effective immediately following the closing of the Business Combination.

Amendment to Letter Agreement

Tailwind, on the one hand, and the Sponsor and Tailwind’s officers and directors (the “Insiders”), on the other hand, are parties to that certain Letter Agreement, dated as of September 3, 2020, filed as Exhibit 10.4 to Tailwind’s Current Report on Form 8-K filed with the SEC on September 9, 2020 (the “Letter Agreement”). In connection with the Business Combination, a form of an amendment to the Letter Agreement to be entered into concurrently with the closing of the Business Combination was agreed upon (the “Form Amendment”). On November 22, 2022, the parties to the Letter Agreement entered into an Amendment to the Letter Agreement (the “Amendment to Letter Agreement”), which supersedes the Form Amendment. The Amendment to Letter Agreement, as compared to the Form Amendment, among other things, amends and restates the specified exceptions to the lock-up restrictions under the Letter Agreement to permit transfers of Tailwind’s securities following the closing of the Business Combination to the extent (i) the proceeds from any such transfer are used by the Sponsor to repay the Sponsor Debt (as defined therein) and/or (ii) any such transfer itself constitutes repayment of the Sponsor Debt pursuant to the terms thereof. The amendments set forth in the Amendment to Letter Agreement will be effective immediately following the closing of the Business Combination.

The foregoing descriptions of the Amendment to Sponsor Support and Forfeiture Agreement, the Amendment to Registration Rights and Lock-Up Agreement, the Amendment to Preferred Stock Sale Option Agreement and the Amendment to Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such amendments, which are attached as Exhibits 10.1, 10.2, 10.3 and 10.4 hereto and are incorporated by reference herein.

Important Information and Where to Find It

In connection with the Business Combination, Tailwind filed a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Tailwind (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all Tailwind stockholders. Tailwind also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Tailwind are urged to read the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Tailwind through the website maintained by the SEC at www.sec.gov. The documents filed by Tailwind with the SEC also may be obtained free of charge upon written request Tailwind Acquisition Corp., 1545 Courtney Avenue, Los Angeles, CA 90046.

Participants in the Solicitation

Tailwind and Nuburu and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Tailwind’s stockholders in connection with the proposed transactions. Tailwind’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Tailwind listed in the Business Combination Proxy Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Tailwind’s stockholders in connection with the proposed Business Combination will be set forth in the Business Combination Proxy Statement.

No Offer or Solicitation

This report is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This report contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this report, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Nuburu, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Tailwind and its management, and Nuburu and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Nuburu, Tailwind, the combined company; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Tailwind or the stockholders of Nuburu, or to satisfy other closing conditions of the Business Combination; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the inability to meet the listing standards of the securities exchange following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Nuburu as a result of the announcement and consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Nuburu or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) the inability to obtain financing from Lincoln Park Capital Fund, LLC; (12) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Tailwind’s securities; (13) the risk that the transaction may not be completed by Tailwind’s business combination deadline and the potential failure to obtain a further extension of the Business Combination deadline if sought by Tailwind; (14) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (15) volatility in the markets caused by geopolitical and economic factors; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Tailwind’s Form S-1 (File No. 333-248113), Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, the Business Combination Proxy Statement and other documents filed by Tailwind from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Tailwind nor Nuburu gives any assurance that either Tailwind or Nuburu or the combined company will achieve its expected results. Neither Tailwind nor Nuburu undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Amendment to Sponsor Support and Forfeiture Agreement, dated as of November 22, 2022, by and among Tailwind Acquisition Corp., Tailwind Sponsor LLC and Nuburu, Inc.

10.2	Amendment to Amended and Restated Registration Rights and Lock-Up Agreement, dated November 22, 2022, by and among Tailwind Acquisition Corp. and the other parties set forth on the signature pages thereto.

10.3	Amendment to Preferred Stock Sale Option Agreement, dated November 22, 2022, by and among Tailwind Acquisition Corp. and the other parties set forth on the signature pages thereto.

10.4	Amendment to Letter Agreement, dated November 22, 2022, by and among Tailwind Acquisition Corp., Tailwind Sponsor LLC and the other parties set forth on the signature pages thereto.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 22, 2022

Tailwind Acquisition Corp.

By:	/s/ Chris Hollod
Name:	Chris Hollod
Title:	Chief Executive Officer

Exhibit 10.1

AMENDMENT TO SPONSOR SUPPORT AND FORFEITURE AGREEMENT

This Amendment (this “Amendment”), dated as of November 22, 2022, by and among Tailwind Acquisition Corp., a Delaware corporation (the “SPAC”), Tailwind Sponsor LLC, a Delaware limited liability company (“Sponsor”), and Nuburu, Inc., a Delaware corporation (the “Company”), is to that certain Sponsor Support and Forfeiture Agreement, dated as of August 5, 2022 (the “Support Agreement”), by and among the SPAC, the Sponsor and the Company. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Support Agreement.

RECITALS

WHEREAS, each of the SPAC, the Sponsor and the Company desire to amend, and do hereby amend, the Support Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing recitals, the agreements set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the SPAC, the Sponsor and the Company, intending to be legally bound, hereby agree as follows:

1.	Amendments to the Support Agreement.

(a)            The following definition is added to Section 3 of the Support Agreement:

““Sponsor Loan” means that certain indebtedness incurred or to be incurred by the SPAC up to an aggregate principal amount of $750,000 in connection with the SPAC shareholder approval of the amendment to the SPAC’s certificate of incorporation to extend the date by which the SPAC has to consummate a business combination.”

(b)            The following definitions in Section 3 of the Support Agreement are hereby amended and restated in their entirety as follows:

““Expense Excess Shares” means an amount of SPAC Class B Common Stock equal to the product of (i) two (2.0), multiplied by (ii) the quotient obtained by dividing (x) the excess, if any, of (A) the SPAC Forfeiture Expenses over (B) $6,000,000, by (y) ten dollars ($10).

“SPAC Forfeiture Expenses” means all fees, expenses and disbursements incurred by or on behalf of the SPAC or Merger Sub in connection with the Transactions or otherwise in connection with the SPAC’s operations, including in connection with any prior transactions pursued by the SPAC and all obligations (including principal and accrued but unpaid interest) for the payment of borrowed money, other than (i) expenses incurred by the SPAC and owed to Loop Capital Markets LLC and Tigress Financial Partners in their capacities as capital markets advisors in connection with the Transactions, (ii) expenses incurred in obtaining the SPAC D&O Tail Policy and any directors and officers insurance premium with respect to the renewal of the SPAC’s directors and officers policy, (iii)the repayment of the Sponsor Loan, (iv) any reasonable and documented out-of-pocket fees and expenses incurred in connection with any third-party litigation threatened or commenced in connection with the Transactions prior to the Closing, and (v) any other fees or expenses borne by the Company pursuant to Section 10.11 of the BCA.”

2.	References to the Support Agreement. After giving effect to this Amendment, unless the context otherwise requires, each reference in the Support Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” or words of like import referring to the Support Agreement shall refer to the Support Agreement as amended by this Amendment. Except as specifically set forth above, the Support Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects ratified and confirmed. Upon the execution and delivery of this Amendment by the parties hereto, (a) this Amendment shall become immediately effective, and (b) this Amendment shall be incorporated in, and become a part of, the Support Agreement as set forth herein for all purposes of the Support Agreement.

3.	Other Miscellaneous Provisions. Section 13 of the Support Agreement shall apply to this Amendment as if set forth herein, mutatis mutandis.

[Signatures Follow]

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the date first written above.

SPONSOR:

TAILWIND SPONSOR LLC

By:	/s/ Philip Krim
Name:	Philip Krim
Title:	Manager

SPAC:

TAILWIND ACQUISITION CORP.

By:	/s/ Chris Hollod
Name:	Chris Hollod
Title:	Chief Executive Officer

COMPANY:

NUBURU, INC.

By:	/s/ Mark Zediker
Name:	Mark Zediker
Title:	Chief Executive Officer

[Signature Page to Amendment to Sponsor Support and Forfeiture Agreement]

Exhibit 10.2

AMENDMENT TO AMENDED AND RESTATED REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

This Amendment (this “Amendment”), dated as of November 22, 2022, by and among Tailwind Acquisition Corp., a Delaware corporation (the “Company”), and the other signatories hereto (together with the Company, the “Parties”), is to that certain Amended and Restated Registration Rights and Lock-Up Agreement, dated as of August 5, 2022 (the “Registration Rights Agreement”), by and among the Company and the Holders (as defined therein). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Registration Rights Agreement.

RECITALS

WHEREAS, Section 8.12 of the Registration Rights Agreement provides that the Registration Rights Agreement may be amended following the Effective Time only by an agreement in writing signed by the Company and the Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities held by all Holders (provided the Holders or their Permitted Transferees hold Registrable Securities at the time of such amendment) (the “Requisite Threshold”);

WHEREAS, the undersigned constitute the Requisite Threshold; and

WHEREAS, each of the Parties desires to amend, and does hereby amend, the Registration Rights Agreement to add each of Whitney Haring-Smith, David Michael and David Seldin as a Party to the Registration Rights Agreement, to remove Anzu Nuburu IV LLC as a Party to the Registration Rights Agreement so as to correct a scrivener’s error, such entity having dissolved pursuant to the filing of Articles of Dissolution with the Florida Department of State on February 16, 2021, and to make such other amendments as are set forth in this Amendment to be effective as of immediately following the Effective Time.

NOW, THEREFORE, in consideration of the foregoing recitals, the agreements set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.	Timing of Effectiveness of Amendment. This Amendment is subject to and conditioned upon the occurrence of the Effective Time and shall be effective only as of immediately following the Effective Time.

2.	Amendments to the Registration Rights Agreement.

(a)             The defined term “Anzu Holders” in Section 1.1 of the Registration Rights Agreement is hereby amended and restated in its entirety to read as follows:

““Anzu Holders” shall mean the Holders designated as “Anzu Holders” on Schedule A; provided that “Anzu Holders” shall not include Anzu Partners LLC, Whitney Haring-Smith, David Michael or David Seldin for purposes of Article V or the definitions of “Lock-up Period” and “Restricted Securities.””

(b)            Section 1.1 of the Registration Rights Agreement is hereby amended by adding the following definition:

“Convertible Note Holders” shall mean the holders of Company Notes as of immediately prior to the Effective Time.

(c)             The defined term “Converted Common Stock” in Section 1.1 of the Registration Rights Agreement is hereby amended and restated in its entirety to read as follows:

““Converted Common Stock” shall mean shares of Common Stock issued or issuable pursuant to the conversion of any New SPAC Series A Preferred Stock.”

(d)            Subclause (D) of the definition of “Registrable Security” in Section 1.1 of the Registration Rights Agreement is hereby amended and restated in its entirety as follows:

“(D) [intentionally omitted];”

(e)             The defined term “New Holders” in Section 1.1 of the Registration Rights Agreement is hereby amended and restated in its entirety to read as follows:

““New Holders” shall mean the Anzu Holders, the Founder Holders, the Nuburu Holders and with respect to the definition of “Registrable Security”, “Registrable Securities” and Section 2.1, Section 2.3.1 through 2.3.4, Section 3.2, Section 3.3, Article IV, Article VI and Article VIII only, the Convertible Note Holders and the Warrantholders.””

(f)              The defined term “Restricted Securities” in Section 1.1 of the Registration Rights Agreement is hereby amended and restated in its entirety to read as follows:

““Restricted Securities” shall mean with respect to a Holder and its respective Permitted Transferees:

(A) any Common Stock to be issued to such Holder at the Effective Time as merger consideration pursuant to the Business Combination Agreement (including any Common Stock to be issued to such Holder as a result of any exercise of any Nuburu options prior to the Effective Time);

(B) any Common Stock to be issued to such Holder pursuant to the settlement or exercise of any Exchanged Option or Exchanged RSU held by such Holder at or immediately following the Effective Time;

(C) any Common Stock to be issued to such Holder pursuant to any SPAC Warrant held by such Holder at or immediately following the Effective Time; and

(D) any Common Stock to be issued to such Holder as a result of any conversion of any New SPAC Series A Preferred that was acquired by such Holder pursuant to the Company’s exercise of the Option (as such term is defined in the Sale Option Agreement).

Notwithstanding the foregoing, any Common Stock to be issued pursuant to a Convertible Note or issued pursuant to the exercise or deemed exercise of any Company Warrant shall not be “Restricted Securities.””

2

(g)            Section 5.1.2 of the Registration Rights Agreement is hereby amended and restated in its entirety to read as follows:

“5.1.2 Notwithstanding the foregoing subsection 5.1.1, (i) a Holder may Transfer any shares of Converted Common Stock beneficially owned or owned of record by such Holder at any time if the sale price of the Converted Common Stock at which the Transfer occurs (x) exceeds the 10-day VWAP per share of Common Stock, and (y) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), and (ii) an Anzu Holder may at any time Transfer any Common Stock to be issued to such Holder at the Effective Time as merger consideration pursuant to the Business Combination Agreement (including, for clarity, any Common Stock to be issued to such Holder as a result of any exercise or deemed exercise of any Nuburu warrants or options prior to the Effective Time) that are beneficially owned or owned of record by such Holder if the sale price of the Common Stock at which the Transfer occurs (A) exceeds the 10-day VWAP per share of Common Stock, and (B) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), provided that no such Transfer shall be permitted until the day that is five (5) Business Days following the Closing Date (each such Transfer by an Anzu Holder pursuant to the foregoing (ii), a “Permitted Transfer”).”

(h)            Section 8.16 of the Registration Rights Agreement is hereby amended and restated in its entirety to read as follows:

“Section 8.16. Additional Holders. Notwithstanding the provisions of Section 8.12. above, at any time prior to the Closing Date, no consent shall be necessary to add additional Warrantholders or Convertible Note Holders as signatories to this Agreement.”

(i)              The definition of “Anzu Holders” on Schedule A of the Registration Rights Agreement is hereby amended and restated in its entirety as follows:

“Anzu Holders

Anzu Partners LLC

Anzu Nuburu LLC

Anzu Nuburu II LLC

Anzu Nuburu III LLC

Anzu Nuburu V LLC

Whitney Haring-Smith

David Michael

David Seldin”

(j)              The definition of “Original Holder” on Schedule A of the Registration Rights Agreement is hereby amended and restated in its entirety as follows:

“Original Holder

Tailwind Sponsor LLC

Those Persons (1) from whom Tailwind Sponsor LLC borrowed funds in connection with Tailwind Sponsor LLC loaning the Company up to an aggregate principal amount of $750,000 in connection with the Company shareholder approval of the amendment to the Company’s certificate of incorporation to extend the date by which the Company has to consummate a business combination and (2) to whom Tailwind Sponsor LLC Transferred any Registrable Securities”

3

3.	References to the Registration Rights Agreement. After giving effect to this Amendment, unless the context otherwise requires, each reference in the Registration Rights Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” or words of like import referring to the Registration Rights Agreement shall refer to the Registration Rights Agreement as amended by this Amendment. Except as specifically set forth above, the Registration Rights Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects ratified and confirmed. Upon the execution and delivery of this Amendment by the parties hereto, (a) this Amendment shall become effective as of immediately following the Effective Time, and (b) this Amendment shall be incorporated in, and become a part of, the Registration Rights Agreement as set forth herein for all purposes of the Registration Rights Agreement.

4.	Other Miscellaneous Provisions. Sections 8.1, 8.2, 8.3, 8.4, 8.5, 8.6, 8.7, 8.8, 8.12, 8.13 and 8.15 of the Registration Rights Agreement shall apply to this Amendment as if set forth herein, mutatis mutandis.

[Signatures Follow]

4

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be duly executed as of the date first written above.

COMPANY:

TAILWIND ACQUISITION CORP.

By:	/s/ Chris Hollod
Name: Chris Hollod
Title: Chief Executive Officer

ORIGINAL HOLDER:

TAILWIND SPONSOR LLC

By:	/s/ Philip Krim
Name: Philip Krim
Title: Manager

[Signature Page to Amendment to Amended and Restated Registration Rights and Lock-Up Agreement]

FOUNDER HOLDERS:

/s/ Mark Zediker
MARK ZEDIKER

/s/ Jean-Michel Pelaprat
JEAN-MICHEL PELAPRAT

/s/ Guy Gilliland
GUY GILLILAND

/s/ Mark Mills
MARK MILLS

[Signature Page to Amendment to Amended and Restated Registration Rights and Lock-Up Agreement]

NUBURU HOLDERS:

/s/ Curtis Mass
BLUE LASER LLC

/s/ Thomas Wilson
WILSON-GARLING 2020 FAMILY TRUST UAD 9/20/20

/s/ Brian Faircloth
BRIAN FAIRCLOTH

/s/ Thomas Wilson
The Thomas J. Wilson Revocable Trust u/a/d March 13, 2015

/s/ Thomas Wilson
W-G Investments LLC

/s/ Brian Knaley
BRIAN KNALEY

/s/ Ron Nicol
RON NICOL

/s/ Stephan Wintsch
Grapha-Holdings AG

[Signature Page to Amendment to Amended and Restated Registration Rights and Lock-Up Agreement]

ANZU HOLDERS:

Anzu Partners LLC

By:	/s/ David Seldin
Print Name: David Seldin
Title: Manager

Anzu Nuburu LLC

By:	/s/ David Seldin
Print Name: David Seldin
Title: Manager

Anzu Nuburu II LLC

By:	/s/ David Seldin
Print Name: David Seldin
Title: Manager

Anzu Nuburu III LLC

By:	/s/ David Seldin
Print Name: David Seldin
Title: Manager

Anzu Nuburu V LLC

By:	/s/ David Seldin
Print Name: David Seldin
Title: Manager

Whitney Haring-Smith

/s/ Whitney Haring-Smith

David Michael

/s/ David Michael

David Seldin

/s/ David Seldin

[Signature Page to Amendment to Amended and Restated Registration Rights and Lock-Up Agreement]

Exhibit 10.3

AMENDMENT TO Preferred Stock Sale Option AGREEMENT

This Amendment (this “Amendment”), dated as of November 22, 2022, by and among Tailwind Acquisition Corp., a Delaware corporation (the “Company”), and the other signatories hereto (together with the Company, the “Parties”), is to that certain Preferred Stock Sale Option Agreement, dated as of August 5, 2022 (the “Sale Option Agreement”), by and among the Company and the Holders (as defined therein). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Sale Option Agreement.

RECITALS

WHEREAS, Section 8.12 of the Registration Rights Agreement, as incorporated into Section 5 of the Sale Option Agreement, provides that the Sale Option Agreement may be amended prior to the Effective Time only by an agreement in writing signed by the Company and the Holders; and

WHEREAS, each of the Parties desires to amend, and does hereby amend, the Sale Option Agreement to remove Anzu Nuburu IV LLC as a Party to the Sale Option Agreement so as to correct a scrivener’s error, such entity having dissolved pursuant to the filing of Articles of Dissolution with the Florida Department of State on February 16, 2021.

NOW, THEREFORE, in consideration of the foregoing recitals, the agreements set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.	Amendments to the Sale Option Agreement.

(a)            The definition of “Holders” on Schedule A of the Sale Option Agreement is hereby amended and restated in its entirety as follows:

“Anzu Holders

Anzu Nuburu LLC

Anzu Nuburu II LLC

Anzu Nuburu III LLC

Anzu Nuburu V LLC”

2.	References to the Sale Option Agreement. After giving effect to this Amendment, unless the context otherwise requires, each reference in the Sale Option Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” or words of like import referring to the Sale Option Agreement shall refer to the Sale Option Agreement as amended by this Amendment. Except as specifically set forth above, the Sale Option Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects ratified and confirmed. Upon the execution and delivery of this Amendment by the parties hereto, (a) this Amendment shall become immediately effective, and (b) this Amendment shall be incorporated in, and become a part of, the Sale Option Agreement as set forth herein for all purposes of the Sale Option Agreement.

3.	Other Miscellaneous Provisions. Sections 8.1, 8.2, 8.3, 8.4, 8.5, 8.6, 8.7, 8.8, 8.12, 8.13 and 8.15 of the Registration Rights Agreement, as incorporated through Section 5 of the Sale Option Agreement, shall apply to this Amendment as if set forth herein, mutatis mutandis.

[Signatures Follow]

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the date first written above.

COMPANY:

TAILWIND ACQUISITION CORP.

By:	/s/ Chris Hollod
Name: Chris Hollod
Title: Chief Executive Officer

[Signature Page to Amendment to Preferred Stock Sale Option Agreement]

HOLDERS:

Anzu Nuburu LLC

By:	/s/ David Seldin
Print Name: David Seldin
Title: Manager

Anzu Nuburu II LLC

By:	/s/ David Seldin
Print Name: David Seldin
Title: Manager

Anzu Nuburu III LLC

By:	/s/ David Seldin
Print Name: David Seldin
Title: Manager

Anzu Nuburu V LLC

By:	/s/ David Seldin
Print Name: David Seldin
Title: Manager

[Signature Page to Amendment to Preferred Stock Sale Option Agreement]

Exhibit 10.4

AMENDMENT TO LETTER AGREEMENT

This Amendment (this “Amendment”), dated as of November 22, 2022, by and among Tailwind Acquisition Corp., a Delaware corporation (the “Company”), Tailwind Sponsor LLC, a Delaware limited liability company (“Sponsor”), and each of the undersigned (each, an “Insider” and, collectively, the “Insiders”) is to that certain Letter Agreement, dated as of September 3, 2020 (the “Letter Agreement”), by and among the Company, the Sponsor and the Insiders. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Letter Agreement.

RECITALS

WHEREAS, on August 5, 2022, the Company entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with Compass Merger Sub, Inc., a Delaware corporation, and Nuburu, Inc., a Delaware corporation (“Nuburu”);

WHEREAS, Section 12 of the Letter Agreement provides that the Letter Agreement may be amended only by an agreement in writing signed by the Company, the Sponsor and the Insiders; and

WHEREAS, each of the Company, the Sponsor and the Insiders desire to amend, and do hereby amend, the Letter Agreement as set forth in this Amendment to be effective as of immediately following the consummation of the business combination pursuant to the Business Combination Agreement (the “Effective Time”).

NOW, THEREFORE, in consideration of the foregoing recitals, the agreements set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, the Sponsor and the Insiders, intending to be legally bound, hereby agree as follows:

1.	Timing of Effectiveness of Amendment. This Amendment is subject to and conditioned upon the occurrence of the Effective Time and shall be effective only as of immediately following the Effective Time.

2.	Amendments to the Letter Agreement.

(a)            The following definition is amended and replaced in its entirety in Section 1 of the Letter Agreement:

“(ii) “Founder Shares” shall mean, (x) prior to the occurrence of the Business Combination with Nuburu, the 8,625,500 shares of Class B Common Stock of the Company, par value $0.0001 per share, outstanding prior to the consummation of the Public Offering and (y) on and after the occurrence of the Business Combination with Nuburu, (A) the shares referred to in clause (x) of this definition, (B) the shares of New SPAC Common Stock (as defined in the Business Combination Agreement, “New SPAC Common Stock”) into which the shares referred to in clause (x) of this definition will automatically convert in connection with the Business Combination with Nuburu and (C) any shares of New SPAC Series A Preferred Stock (as defined in the Business Combination Agreement) to which the Sponsor or the Insiders may be entitled to receive by virtue of the Preferred Stock Issuance (as defined in the Business Combination Agreement).

(b)            The following definition is added to Section 1 of the Letter Agreement:

“(ix)“Sponsor Loan” shall mean that certain indebtedness incurred or to be incurred by the SPAC up to an aggregate principal amount of $750,000 in connection with the SPAC shareholder approval of the amendment to the SPAC’s certificate of incorporation to extend the date by which the SPAC has to consummate a business combination, in the form of one or more non-interest bearing, unsecured promissory notes issued by the SPAC to the Sponsor.”

(x) “Sponsor Debt” shall mean indebtedness incurred or to be incurred by the Sponsor to make the Sponsor Loan.”

(c)            Sections 5(a) and (c) of the Letter Agreement are hereby amended and restated in their entirety as follows:

“5.             Lock-up: Transfer Restrictions.

(a)            The Sponsor and the Insiders agree that they shall not Transfer any Founder Shares (the “Founder Shares Lock-up”) (i) if the completion of an initial Business Combination occurs prior to March 30, 2023, until the earliest of (A) nine (9) months following the completion of an initial Business Combination and (B) September 30, 2023 and (ii) if the completion of an initial Business Combination occurs on or after March 30, 2023, until six (6) months following the completion of an initial Business Combination.

(c)            Notwithstanding the provisions set forth in paragraphs 5(a) and (b), Transfers of the Founder Shares, Private Placement Warrants and Common Stock underlying the Private Placement Warrants are permitted (a) to the Company’s officers or directors, any affiliates or family members of any of the Company’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (b) solely with respect to the shares of New SPAC Series A Preferred Stock (as defined in the Business Combination Agreement) to which the Sponsor or the Insiders may be entitled to receive by virtue of the Preferred Stock Issuance (as defined in the Business Combination Agreement) or New SPAC Common Stock issued or issuable upon conversion thereof, to the extent (i) the proceeds from any such Transfer do not exceed, when combined with any proceeds from any Transfers contemplated by (ii) below, the lesser of (x) $1,500,000 and (y) an amount equal to two (2) multiplied by the aggregate outstanding amount of the Sponsor Loan outstanding prior to the closing of a Business Combination, in the aggregate and are used by the Sponsor to repay the Sponsor Debt or (ii) any such Transfer (not to exceed, when combined with any proceeds from any Transfers contemplated by (i) above, the lesser of (x) $1,500,000 and (y) an amount equal to two (2) multiplied by the aggregate amount of the Sponsor Loan outstanding prior to the closing of a Business Combination, in the aggregate) itself constitutes repayment of the Sponsor Debt pursuant to the terms thereof; (c) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (d) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual;(e) in the case of an individual, pursuant to a qualified domestic relations order; (f) by private sales or transfers made in connection with the consummation of a Business Combination at prices no greater than the price at which the Founder Shares, Private Placement Warrants or Class A Common Stock, as applicable, were originally purchased; (g) by virtue of the laws of Delaware or the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; (h) to the Company for no value for cancellation in connection with the consummation of an initial Business Combination; (i) in the event of the Company’s liquidation prior to the completion of an initial Business Combination; or (j) in the event of the Company’s completion of a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s Public Stockholders having the right to exchange their Common Stock for cash, securities or other property subsequent to the completion of an initial Business Combination; provided, however, that in the case of clauses (a) and (c) through (g) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.”

3.	References to the Letter Agreement. After giving effect to this Amendment, unless the context otherwise requires, each reference in the Letter Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” or words of like import referring to the Letter Agreement shall refer to the Letter Agreement as amended by this Amendment. Except as specifically set forth above, the Letter Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects ratified and confirmed. Upon the execution and delivery of this Amendment by the parties hereto, (a) this Amendment shall become effective immediately following the Effective Time, and (b) this Amendment shall be incorporated in, and become a part of, the Letter Agreement as set forth herein for all purposes of the Letter Agreement.

4.	Other Miscellaneous Provisions. Sections 14, 15 and 16 of the Letter Agreement shall apply to this Amendment as if set forth herein, mutatis mutandis.

[Signatures Follow]

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the date first written above.

SPONSOR:

TAILWIND SPONSOR LLC

By:	/s/ Philip Krim
Name: Philip Krim
Title: Manager

COMPANY:

TAILWIND ACQUISITION CORP.

By:	/s/ Chris Hollod
Name: Chris Hollod
Title: Chief Executive Officer

[Signature Page to Amendment to Letter Agreement]

Insiders:

/s/ Philip Krim
Philip Krim

/s/ Chris Hollod
Chris Hollod

/s/ Matt Eby
Matt Eby

/s/ Alan Sheriff
Alan Sheriff

/s/ Wisdom Lu
Wisdom Lu

/s/ Neha Parikh
Neha Parikh

/s/ Will Quist
Will Quist

[Signature Page to Amendment to Letter Agreement]